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                                                                      EXHIBIT 12

          GENERAL AMERICAN TRANSPORTATION CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (IN MILLIONS, EXCEPT FOR RATIOS)

                                                                  Three Months Ended
                                                                       March 31           Year Ended
                                                                  ------------------      December 31
                                                                    1999       1998           1998
                                                                  -------    -------        -------
                                                                      (Unaudited)
Earnings available for fixed charges:
 Net income                                                        $29.3      $23.7          $99.9

 Add (deduct):
   Income taxes                                                     16.6       11.9           54.3
   Share of affiliates' earnings, net of
    distributions received                                          (4.6)      (4.0)         (10.7)
   Interest on indebtedness and amortization
    of debt discount and expense                                    26.3       28.3          112.8
   Amortization of capitalized interest                              0.4        0.3            1.4
   Portion of rents representative of interest
    factor (deemed to be one-third)                                  9.3        7.7           33.7
                                                                  -------    -------        -------
 Total earnings available for fixed charges                        $77.3      $67.9         $291.4
                                                                  =======    =======        =======
Fixed Charges:
   Interest on indebtedness and amortization
    of debt discount and expense                                   $26.3      $28.3         $112.8
   Capitalized interest                                              0.2        0.3            1.3
   Portion of rents representative of interest
    factor (deemed to be one-third)                                  9.3        7.7           33.7
                                                                  -------    -------        -------
 Total fixed charges                                               $35.8      $36.3         $147.8
                                                                  =======    =======        =======
Ratio of earnings to fixed charges (a)                              2.16x      1.87x          1.97x
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(a)  The ratios of earnings to fixed charges represents the number of times
     "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.